WillScot Corporation

901 S. Bond St., Suite 600

Baltimore, MD 21231

May 1, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Daniel Morris

Re:	WillScot Corporation

Registration Statement on Form S-4 (File No. 333-237746)

Ladies and Gentlemen:

On behalf of WillScot Corporation (the “Company”), the undersigned hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective time of the Registration Statement, as amended, on Form S-4 (File No. 333-237746) (the “Registration Statement”) of the Company be accelerated to 10:00 a.m. on Wednesday, May 6, 2020, or as soon as practicable thereafter. The Company respectfully requests that you notify Jeffrey Pellegrino of such effectiveness by a telephone call to (212) 610-6463.

Please contact Jeffrey Pellegrino at Allen & Overy LLP at (212) 610-6463 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

WILLSCOT CORPORATION

By:	/s/ Hezron T. Lopez
	Name:	Hezron T. Lopez
	Title:	Vice President, General Counsel & Corporate Secretary

cc: Jeffrey Pellegrino, Esq.